OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PlantSnap Inc.

PO Box 3740
Telluride, CO 81435

PlantSnap.net

386 shares of Series B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 6,345* shares of Series B Common Stock ($164,208.60)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 386 shares of Series B Common Stock ($9,989.68)

Company	PlantSnap Inc.
Corporate Address	PO Box 3740 Telluride, CO 81435
Description of Business	PlantSnap - Mobile app that can identify plants, flowers and trees in a Snap!
Type of Security Offered	Series B Common Stock (Non-Voting)
Purchase Price of Security Offered	$25.88 per share
Minimum Investment Amount (per investor)	**$129.40**

**Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering, and does not include any shares issuable under SAFEs, convertible promissory notes, or any other convertible securities outstanding as of the commencement of this offering.*

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

PlantSnap Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Series B Common Stock at $25.88 / share, you will receive 1 Series B Common Stock bonus shares, meaning you'll own 11 shares for $258.80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Problem

Have you ever seen a plant or a flower and wondered exactly what it was? With PlantSnap in your pocket, you can find out in seconds.

There are over 300,000 species of plants on planet Earth, yet most people can only identify ten of them, at most. And good luck trying to figure out what that beautiful flower is that you saw on a hike last weekend. With the current tools available, it would take you hours, if you were successful at all.

Solution

The idea for PlantSnap was hatched in the summer of 2012. Eric Ralls was at a backyard barbecue at a friend's house. He noticed a beautiful flowering plant in the yard and asked the homeowner what it was. She had no idea. At that point, Eric tried to use the internet to determine what the plant was. It proved to be impossible. That was the eureka moment…"there should be an app for that!"

Our plant identification app for mobile devices, PlantSnap, will not only identify over 300,000 types of plants worldwide in mere seconds, it also gathers data from users that can be used for education, gaming, safety, gardening, landscaping and much more.

Market

Our target market consists of over 1 billion English-speaking people worldwide (Facebook data). This group consists of nature lovers, environmentalists, gardeners, hikers, and science fans. Basically, anyone in the world who is curious about nature and wants to know if a certain plant, tree or flower is poisonous, harmless, allergenic, edible, medicinal, or the perfect decoration for your home or office.

Competition

There are three apps on the market that will help you identify plants through crowd-sourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. PlantSnap is pure image recognition -- take a photo, hit submit, and our deep learning engine tells you the name of the plant in a matter of seconds.

Why Us?

The founder of PlantSnap, Eric Ralls, has been in the internet/tech industry since close to the beginning…1998. Over the past 19 years, Mr. Ralls has owned and operated several digital media companies focused on science and the environment.

His first company was called Cosmiverse, a website focused on space and space exploration. His next was redOrbit.com, which he owned and operated for 12 years, then sold in 2012. Currently, Mr. Ralls owns GreenAtom.earth, and he recently launched Earth.com in September 2016.

Sales

To date, we have sold roughly 85,000 apps since launching in June 2017, with gross revenue in the past 4 months of roughly $400,000.

Liabilities and Litigation

PlantSnap, Inc. is not currently involved in any type of litigation. Our liabilities currently amount to approximately $706,650 in loans and convertible promissory notes as of January 1, 2018.

The team

Officers and directors

Eric Ralls	Founder/CEO/President/Chairman/Treasurer/Secretary
Dan Johnson	Board Member

Eric Ralls
Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap

Dan Johnson
March 2017-Present: Director PlantSnap, Inc. September 2017-present: CEO UnTethered Technology, LLC September 2017-present: CEO Ultra Sport Products

Number of Employees: 15

Related party transactions

Dan Johnson is a member of the board of directors. An entity affiliated with Dan Johnson is party to three loan and related agreements (i.e., a royalty agreement, accounts receivable and loan agreement and credit and reimbursement agreement), each of which are described in further detail in the Liquidity and Capital Resources section herein. The obligations under such agreements are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to an Accounts Receivable Loan and Pledge Agreement with the company. Under the agreement, the company can request loans from the entity, which are repaid by the accounts receivable collected by the company in connection with the sale of its products, in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to a Credit and Reimbursement Agreement with the company. Under the agreement, the company can use the entity's credit card for company related expenses, which are repaid by the company in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have a patent pending, but it may not be granted.** We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.** It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because

of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **This is a new and unproven industry.** Plant identification apps are relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a plant identification app that generates significant sales, rendering our intellectual property worthless. Most current plant identification apps use crowd-sourcing and are free. It could be very difficult to persuade a large number of the participants in these industries to try something new that incurs a cost.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The image recognition industry is booming, and there are big players involved. If Google or Apple or Microsoft chose to use their image recognition technology and focus it on plants as PlantSnap has done, they would be in a much better position to dominate the niche than PlantSnap is.
- **The Company's founder has substantial control over all stockholder decisions because he controls a substantial majority of our voting stock. The Series B Common Stock issued in this offering will not dilute our founder's voting control because the Series B Common Stock has no voting rights.** Eric Ralls, the Company's founder, controls appropriately 80% of the Company Stock. In addition, the Series B Common Stock issued in this offering will have no voting rights. As a result, subject to special rights granted by Mr. Ralls to other stockholders of the Company, Mr. Ralls has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As the Company's Chief Executive Officer, Mr. Ralls has control over our day-to-day management and the implementation

of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, Mr. Ralls owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even controlling stockholders, Mr. Ralls is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.** We began commercial operations in 2016 and began monetizing PlantSnap in 2017. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.
- **If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.** Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. If any of these events occur, our or our users' information could be accessed or disclosed improperly. Any incidents where our users' information is accessed without authorization, or is improperly used, or incidents that violate our Terms of Service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over

our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business. We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.

- **We may face technological challenges.** We may find that our image recognition algorithm is unable to accommodate and operate as well as it currently does when it reaches 315,000 plant species. This would thwart our ability to take PlantSnap global and sell it all over the world.
- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the investment financing that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **Your investment could be illiquid for a long time or always.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired . However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to

drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our business category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **Holders of Series B Common Stock have no voting rights. As a result, holders of Series B Common Stock will not have any ability to influence stockholder decisions.** Series B Common Stockholders, including those purchasing Series B Common Stock in this offering, have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Class A Common Stock. The Company's founder, Eric Ralls, will own a majority of the Class A Common Stock following the offering. This concentrated control eliminates other stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, pursuant to that certain Stockholders' Agreement dated October 19, 2017, attached to the Form C, as entered into by and among the Company and the stockholders of the Company, to which all Series B Common Stockholders will be required to become a party, if (1) the Board, and (2) a certain major stockholder of the Company desire to consummate a change of control of the Company, all Series B Stockholders will be required to sell their shares of the Company in connection with such transaction. Therefore, Series B Common Stockholders, including those purchase Series B Common Stock in this offering, will have not have a say on the terms of the sale or other liquidation, if ever, of their Series B Common Stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eric Ralls, 80.21% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 887,013

Series A Common Stock

The Company is authorized to issue up to 8,000,000 shares of Series A Common Stock. There are 887,013 shares of Series A Common Stock currently outstanding.

Voting Rights

In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote.

Dividend Rights

No dividend shall be paid on any shares of Series A Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series A Common Stock issued and outstanding shall be identical in all respects. Except as may otherwise be provided by law, the holders of Series A Common Stock shall have all other rights of a stockholder.

Anti-Dilution Rights for DEJ FLP

Pursuant to Section 5 of that certain Subscription Agreement (the "Subscription Agreement") dated as of April 5, 2017, by and among the Company, Eric Ralls, an individual ("Founder"), and DEJ Family Limited Partnership ("DEJ FLP"), the Company and Founder agreed that (a) the shares of common stock issued to DEJ FLP shall be non-dilutive, and (b) if the Company shall issue, at any time after the date thereof, any capital stock or any securities convertible into capital stock, such issuances shall not dilute the percentage ownership of DEJ FLP. Historically, the parties have satisfied Section 5 of the Subscription Agreement by (i) the Founder redeeming the applicable number of shares common stock back to the Company to cause the ownership of DEJ FLP to be non-diluted, and (ii) the Company to issue the applicable number of common stock to DEJ FLP to cause the ownership of DEJ FLP to be non-diluted. Under this structure, only the ownership percentages of Founder and DEJ FLP are affected by such anti-dilution protection.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common

Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

- RESTRICTION ON TRANSFER
- RIGHT OF FIRST REFUSAL
- DRAG-ALONG RIGHTS
- NON-COMPETITION
- RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS
- INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

- Series B Common Stock: 21,017

Series B Common Stock

The Company is authorized to issue up to 2,000,000 shares of Series B Common Stock. There are 21,017 shares of Series B Common Stock currently outstanding. In addition, 3,011 shares of Series B Common Stock are currently committed. The final amount of these shares that will be issued are are subject to change, pending final closing of investment funds.

No Voting Rights

The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

Dividend Rights

No dividend shall be paid on any shares of Series B Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series B Common Stock issued and outstanding shall be identical in all respects. Each share of Series B Common Stock issued and outstanding shall be identical to each share of Series A Common Stock in all respects other than those listed above. Except as may otherwise be provided by law, the holders of Series B Common Stock shall have all other rights of a stockholder.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

- RESTRICTION ON TRANSFER
- RIGHT OF FIRST REFUSAL
- DRAG-ALONG RIGHTS
- NON-COMPETITION
- RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS
- INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders'

Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

- SAFE (Simple Agreement for Future Equity): 118,150

SAFEs

The Company conducted a crowdfunding campaign through www.wefunder.com where $118,150 of SAFE (Simple Agreement for Future Equity (the "SAFEs") was sold to 361 investors (the "Investors"). The SAFEs have not yet converted into shares of capital stock of the Company.

Conversion of SAFEs

If there is an "Equity Financing" before the expiration or termination of the SAFEs, the Company will automatically issue to each Investor a number of shares of "Safe Preferred Stock" equal to the "Purchase Amount" divided by the "Conversion Price." If there is a "Liquidity Event" before the expiration or termination of the SAFEs, each Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," if the Investor fails to select the cash option.

Definitions

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Discount Rate” means 80%.

"Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory' notes.

“Liquidity Event” means a change of control or an initial public offering of the Company.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

“Safe Preferred Stock” means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law: (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"Safe Price” means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock” means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Valuation Cap” means $5,000,000.

- Convertible Promissory Notes: 55,000

Convertible Notes

The Company has issued $55,000 of Convertible Promissory Notes (the "Convertible Notes") to five investors (the "Investors"). The Convertible Notes have not yet converted into shares of capital stock of the Company.

Interest Rate of Convertible Notes

The Convertible Notes bear interest at a rate of 12% per annum.

Maturity of Convertible Notes

$55,000 of the Convertible Notes shall be due and payable upon the earliest of December 31, 2018 (the "Maturity Date") or a sale of the Company. An additional $50,000 of the Convertible Notes converted into Series A Common Stock of the Company on December 31, 2017.

Conversion of Convertible Notes

If the Convertible Notes are then outstanding, upon the occurrence of a sale of the Company or at the Maturity Date, each Investor shall be entitled, at its election, to convert the outstanding principal amount of the Convertible Note and accrued but unpaid interest thereon into shares of the Company's Series A Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million, by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock. The original principal amount of $55,000 of the Convertible Notes convert at such valuation.

What it means to be a Minority Holder

As a minority holder of Series B Common Stock, which are non-voting shares, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

As of December 31, 2016 PlantSnap had not yet generated any revenues and did not anticipate doing so until we have completed the building and delivery of product, which we did not do until June 2017. For the first nine months the app has been available for purchase, total revenue generated was approximately $1,000,000. We are currently averaging $10,000/day in app sales, and we expect to reach $10 million in revenue in 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business indefinitely.

Financial Milestones

PlantSnap is investing in its database until the algorithm is able to recognize all 320,000 species of plants on Earth. Upon completion of this database and training, our

R&D and capital expenditures will be minimal, and we expect that the company will be profitable with very little overhead.

Eric Ralls, the founder of the company, funded the company's entire project for the first 4 years until there was a working prototype. PlantSnap sold convertible promissory notes in the aggregate amount of $75,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017.

PlantSnap has a loan from an entity affiliated with Dan Johnson of $250,000 along with accounts receivable line of credit that the company can tap if necessary.

PlantSnap converted to a Delaware corporation from a Nevada corporation in October 2017.

PlantSnap launched a crowdfunding offering on the StartEngine.com portal at a $10,000,000 pre-money valuation in October 2017.

PlantSnap raised $252,000 from the StartEngine campaign, which ended on February 25, 2018.

PlantSnap will reach $1 Million in revenue in March 2018.

Liquidity and Capital Resources

PlantSnap sold convertible promissory notes in the aggregate amount of $55,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017 and raised approximately $118,000.

PlantSnap raised approximately $252,000 in a StartEngine campaign that ended on February 25, 2018.

PlantSnap is party to a royalty agreement, entered into in August 2017, between an entity affiliated with Dan Johnson whereby PlantSnap received $250,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. The royalty term ends in August 2018. As of March 6, 2018, PlantSnap owes roughly $300,000 under this loan.

PlantSnap is party to an accounts receivable and loan agreement, similar to an invoice factoring agreement, entered into in August 2017, between an entity affiliated with Dan Johnson. The outstanding amount owed under this loan fluctuates from time to time, but as of March 6, 2018, PlantSnap owes roughly $250,000 under this recurring, short-term loan.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017. PlantSnap reached $1 million in revenue in March 2018.

The company is currently generating operating losses, but the company expects that the loan and line of credit from an entity affiliated with our board member and stockholder, Dan Johnson, is enough to get us to profitability. However, in order to complete and launch PlantSnap GO! and launch a global marketing campaign, the company needs capital investment, which is why we came to StartEngine for a second time. If this new StartEngine offering is successful, PlantSnap GO! should launch in May 2018.

PlantSnap plans to use the available cash immediately in order to complete PlantSnap GO! and launch a global marketing campaign. Reaching the minimum threshold will allow PlantSnap to effectively market outside of the United States. Reaching the maximum threshold will allow PlantSnap to finish PlantSnap GO! and launch it in May 2018, and also to translate PlantSnap into 10+ languages and sell PlantSnap in every country on Earth.

Indebtedness

PlantSnap sold convertible promissory notes in the aggregate amount of $55,000 in 2014 and 2016. PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017 and raised approximately $118,000 by issuing Simple Agreements for Future Equity. PlantSnap is party to a royalty agreement, entered into in August 2017, between an entity affiliated with Dan Johnson, DFP LLC, whereby PlantSnap received $250,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. The royalty term ends in August 2018. As of March 6, 2018, PlantSnap owes roughly $300,000 under this loan. PlantSnap is party to an accounts receivable and loan agreement, entered into in August 2017, between an entity affiliated with Dan Johnson, DFP LLC. The outstanding amount owed under this loan fluctuates from time to time, but as of March 6, 2018, PlantSnap owes roughly $250,000 under this recurring, short-term loan agreement. PlantSnap liabilities amounted to approximately $706,650 as of January 1, 2018.

Recent offerings of securities

- 2017-09-14, Reg CF, 118150 SAFE (Simple Agreement for Future Equity). Use of proceeds: General working capital. (*$11,101 of funds are pending closing. Final number may be subject to change)
- 2017-03-17, Section 4(a)(2); Section 25102(f), 83333 Series A Common Stock. Use of proceeds: General working capital.
- 2016-08-25, Section 25102(f) (CA); NRS 90.530 (NV); Section 5.I(a) (TX);

Section 409.2-202(14) (MO), 105000 Convertible Notes. Use of proceeds: General working capital

- 2017-04-15, Section 4(a)(2); Section 25102(f), 10166 Series A Common Stock. Use of proceeds: General working capital
- 2017-06-11, Reg CF, 21017 Series B Common Stock. Use of proceeds: General working capital (*A portion of the funds are pending closing. Final number may be subject to change)

Valuation

$23,499,816.40

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company's Board of Directors as to what would be fair market value. Our last crowdfund offering conducted on StartEngine.com was at a $10 million valuation, launched before the PlantSnap application was generating revenue and greater investor interest. The price per share in this offering is calculated based off of all capital stock issued and outstanding as of the commencement of this offering, which number is subject to change based on the final numbers of the StartEngine offering completed in February 2018. *Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering, and does not include any shares issuable under SAFEs, convertible promissory notes or other convertible securities outstanding as of the commencement of this offering.

USE OF PROCEEDS

The company intends to use the net proceeds from this offering for repaying indebtedness, working capital and other general corporate purposes. The company does not know the exact amount of proceeds that it will receive from its sale of Series B Common Stock. We do not currently have any specific uses of the net proceeds planned, but anticipate that the proceeds may be used for the following:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$164,203
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$9,305
Net Proceeds	$9,400	$145,788

Use of Net Proceeds:		
R& D & Production	$5,000	$75,000
Marketing	$3,000	$20,000
Debt repayment	$1,400	$50,788
Total Use of Net Proceeds	$9,400	$154,897

We are seeking to raise a minimum of $10,000 (target amount) and up to $164,203.50 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $164,203.50, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $164,203.50 to finish PlantSnap GO! for targeted marketing campaigns on Facebook and Google.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. As indicated in the "Use of Proceeds" section above, PlantSnap also intends to use a portion of the proceeds to repay certain indebtedness owed to an entity affiliates with Dan Johnson.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at PlantSnap.net/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PlantSnap Inc.

[See attached]

PLANTSNAP, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

February 24, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
PlantSnap, Inc.
Telluride, CO

I have reviewed the accompanying balance sheet of PlantSnap, Inc. as of December 31, 2016 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PLANTSNAP, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS	
CURRENT ASSETS	
Cash	$ 22,573
TOTAL CURRENT ASSETS	22,573
TOTAL ASSETS	$ 22,573
LIABILITIES AND SHAREHOLDERS' EQUITY	
NON-CURRENT LIABILITIES	
Convertible Notes	89,900
TOTAL LIABILITIES	89,900
SHAREHOLDERS' EQUITY	
Capital Stock (1 share authorized and issued, no par value)	-
Retained Earnings (Deficit)	(67,327)
TOTAL SHAREHOLDERS' EQUITY	(67,327)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 22,573

Unaudited- See accompanying notes.

PLANTSNAP, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Expense		
Software Development	$	39,884
Rent		10,000
General and Administrative		12,043
		61,927
Net Income from Operations		(61,927)
Other Income (Expense)		
Interest Expense		(5,400)
Net Income	$	(67,327)

PLANTSNAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (67,327)
Cash Flows From Financing Activities	
Sale of Notes	84,500
Accrued Interest	5,400
Net Cash Flows From Investing Activities	89,900
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	22,573
Cash at End of Period	$ 22,573

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PlantSnap, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada, with offices in Colorado. The Company is developing a mobile app that will identify plants from pictures taken by the device. The Company will earn revenue by selling the app and through sales of advertising delivered to end users by the app.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies offices under a month to month lease that management considers an operating lease. Because the lease can be terminated by either party with reasonable notice, there are no future minimum payments due under the lease agreement.

Convertible Notes

In 2016, the Company borrowed money to financing operations under a series of convertible notes ("the Notes"). The Notes accrue interest at the rate of 12% per annum. Principal and accrued interest are both payable in one installment due December 31, 2018, or upon the occurrence of a Sale Event, whichever is earlier. As used herein, "Sale Event" means (a) the sale of all or substantially all the assets of the Company, (b) the merger of the Company into or the consolidation of the Company with any other entity (other than for purposes of changing the Company's domicile), or (c) the sale of outstanding equity interests of the Company by its stockholders in which at least 50% of the voting securities of the Company are transferred.

The unpaid principal and interest outstanding on the notes is convertible upon the occurrence of a Sale Event or at the Maturity Date, into shares of the Company's Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million (current Plant Snap, Inc. valuation), by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss in 2016which will be carried forward to reduce taxes due in future years. Due to management's uncertainty as to the value or timing of any benefits associated with the carryforward, no associated allowance has been recognized in the statements. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Colorado. The Company's 2016 Income Tax filing for the State of Colorado will be subject to inspection until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PlantSnap Inc. is pending **StartEngine Approval.**


PLAY VIDEO

PlantSnap Inc.

Plant, tree, mushroom identification app

Small OPO | Telluride, CO | Mobile | Accepting International Investment

0
Investors

$0.00
Raised of $9.99K - $164K goal




Identify Any
Plant Instantly
With AI



The Mobile App That Instantly Identifies Plants, Trees, and Mushrooms

Invest in PlantSnap

"Just take a photo of the plant, and PlantSnap immediately tells you what it is, where it comes from, etc. We're the first mobile app to harness machine learning technology to recognize specific plant, tree and mushroom species—and the more you use it, the smarter the app becomes. As a result, we've built the largest, most comprehensive plant database in the world with over 320,000 species and 90 million images in our database. PlantSnap recognizes 90% of all plants and trees...it works in every country on Earth!"

- Eric Ralls, CEO and Founder

PlantSnap helps users determine what plants they're looking at, and answer the questions they may have:

- Is it poisonous or medicinal?
- Is it beneficial or intrusive?
- Can this grow in my region?
- How do i care for this plant?

Invest in PlantSnap, and be a part of the world's first global, mobile plant-identifying app. PlantSnap can now identify 90% of all plant and tree species, meaning that it works incredibly well in every country on Earth. It also gathers anonymous data from users that can be used for **education, gaming, safety, gardening, landscaping and much more.** Our algorithm analyzes a picture of a plant and uses images in our library of **90M images and over 320,000 species** to match the new photo submitted with every image in the database. It all happens instantaneously. Our successful StartEngine, Wefunder and Kickstarter campaigns have raised us over $350,000 so far. Now it's time to take PlantSnap global! Help us sell PlantSnap in every corner of the planet, making the world interested in nature again. **Let's grow!**

Learn more at www.plantsnap.com

With tens of thousands of images taken every day of most known plant species, PlantSnap is the largest plant database in existence.

The Opportunity

Investment

$25.88 / share of Series B Common Stock | $129.40 minimum investment.

When you invest you are betting the company's future value will exceed $23.4M plus the amount raised in the offering.

**Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering.*

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed.*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*



PlantSnap Brings People Back To Nature

Most people are so busy they rarely take a moment to stop and smell the flowers. We aim to be the **go-to app for gardeners, hikers, landscape designers, teachers, students, foragers, and anyone who enjoys nature.** With over 320K plants already catalogued, we're well on our way. As of February 2018, we have expanded our database to recognize 90% of all plant and tree species, meaning that PlantSnap now works everywhere on Earth. Powered by our machine learning tech, we believe PlantSnap will become indispensable to scientists and hobbyists alike...a "must-have" app for every phone. At PlantSnap we're reigniting interest in the beauty and wonder of nature that surrounds us every day, while empowering scientists and nature enthusiasts alike with the technology to catalog their discoveries.


Eric Ralls
and Earth.com
Telluride, CO

What PlantSnap Has Done So Far

- Our app was launched in June 2017.
- We've garnered over **200K downloads** as of February 2018.
- We expect to reach **$1 million in revenue** by March 2018.
- We raised over **$28K on Kickstarter** with over 1.9K backers.
- We've built a database of over **320K plant species, 90 million images,** adding **50K user images per day**.
- PlantSnap can currently identify over **90% of all plant and tree species on Earth.**
- We **raised over $118K** with a successful WeFunder campaign.
- We **raised over $250K** with a successful StartEngine campaign.
- In addition to our mobile app, users can access PlantSnap on their laptop or desktop with our web-based option at **my.plantsnap.com**

PlantSnap is Simple to Use






9:51
Snap!
Instructions
My Collection
Explore
Snap!
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1:09
How to use PlantSnap
For flowerless plants, take photos with MULTIPLE LEAVES IN FRAME.
Search LTE 5:51 PM 2%
Pinch to zoom in and center the flower of the plant or the leaf of the tree. Avoid dark, blurry images and multiple species in the frame.
GOOD PHOTO


Instant Recognition
Trees, Flowers, Mushrooms, More!
16:41
SNAP


Identify Plants
in a snap!
16:41
SNAP


Flower Identification
Identify Wild Flowers
16:42
Accept
Decline
Bleeding Heart (Lamprocapnos spectabilis)
96.61%
Bleeding Heart (Acer vivarium)
2.49%
Asian Bleeding-heart (Dicentra spectabilis)
0.64%


Explore Nature
Browse Over 103,000 Plants
16:44
Explore
orchid
Nun'S-Hood Orchid (Phaius)
Nun'S-Hood Orchid (Phaius tancarvilleae)
Moth Orchid (Phalaenopsis)
Hawai'i Jeweled Orchid (Anoectochilus sandvicensis)

"The curious now will be able to satisfy their appetite for plant knowledge."

-Telluride Daily Planet

Frequently #1 in both iOS and Android Paid App Stores!

&

Consistently #1 In The Education Section!


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PlantSnap Plant Identification
PlantSnap, Inc.
4.1
1.33K Ratings
#1
Education
4+
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What's New
Version History
Version 1.17
1w ago
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When in Doubt, PlantSnap It!

Take A Photo

Snap a pic of any plant, tree or mushroom. In the wilderness with no internet? Just save the photo and upload once you're connected.


9:06
For accurate results PINCH and MOVE with your fingers to zoom and properly frame your photo.
Cancel
Done

Learn And Discover

Upload, and instantly identify your plant. Learn facts such as where else you can find the plant, its growth habit, its edibility and more.


9:15
Back
Details
earth.com
Common name Bird of paradise flower
The bird of paradise flower/plant, Strelitzia, is a genus of five species of perennial plants, native to South Africa. It belongs to the plant family Strelitziaceae. In South Africa it is commonly known as a crane flower and is featured on the reverse of the 50 cent coin. It is the floral emblem of the City of Los Angeles; two of the species, Strelitzia nicolai and Strelitzia reginae, are frequently grown as house plants.
The bird of paradise is easier to grow than many tropical plants. The plant is a vigorous, rapidly growing indoor plant. It can be moved outside in the summer, and in warmer climes, it thrives for half the year outside. Bird of paradise typically flowers in the late winter or early spring, but under optimal conditions, it flowers at other times.
The species Strelitzia nicolai is the
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Keep Track Of It All

Compile your discoveries in one place—never forget where you found a plant or what it's called. Be prepared to find all the plants in your area!


9:07
My Collection
Bird of Paradise flower (Strelitzia)
Date: Feb 22, 2018 at 9:07:07 AM
Location: 37.93853, -107.8153
Pelargonium sidoides
Date: Feb 20, 2018 at 8:47:24 PM
Location: 37.93841, -107.8155
Tequila agave (Agave tequilana)
Date: Feb 19, 2018 at 1:00:54 PM
Location: 37.93836, -107.8155
Persian buttercup (Ranunculus ranunculus)
Date: Feb 18, 2018 at 1:49:21 PM
Location: 37.93838, -107.8152
Persian buttercup (Ranunculus ranunculus)
Date: Feb 18, 2018 at 1:45:36 PM
Location: 37.93847, -107.8153
Siam Tulip (Curcuma alismatifolia)
Date: Feb 12, 2018 at 12:49:00 PM
Location: 37.93839, -107.8153
Honey locust (Gleditsia)
My Collection
Explore
Snap!
User
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What People Are Saying About PlantSnap

"We will be able to spend more time assessing the ecological health and status of an area and less time trying to identify plants using field guides. This app will certainly help us be much more effective."

John Black
PRESIDENT, NATIVE PLANT SOCIETY OF NEW JERSEY

"I'm a plant ecologist currently finishing up my Master's at Texas Tech University, and I'm super excited to start using your app! I think it will be a great tool to botanists, and amateur plant lovers! "

Erik Lindberg
PLANT ECOLOGIST, STUDENT



"At some point, we've all asked the question, 'what is that plant'? The thought of having access to that knowledge on my mobile device is what piqued my interest in PlantSnap, but when I realized its enormous potential due to its global reach, the choice to invest became obvious. PlantSnap is filling a need in the marketplace not only for the casually curious, but also for educators, landscape designers, gardeners, and botanists around the world. The time tis right, the technology is available, and in capable hands like Eric's, this app is going to be a game-changer."

Dan Johnson
ANGEL INVESTOR



"It's a great idea - could have been thought of a long time ago."

9News, NBC Colorado

We Are Building the Biggest Plant Database in the World

In the fall of 2012, after 3 months of work with a development team funded personally by our founder, Eric, he discovered the technology wasn't poised to accomplish PlantSnap on a global scale, at least, not yet. Until he discovered a system called "machine learning" in 2016, and realized that technology had caught up to his idea. Now, every image taken by a PlantSnap user will be added to our database and be used to train the machine learning algorithm. With every new image submitted, the algorithm gets smarter! If an alien species ever came to Earth, they'd go to PlantSnap to learn all about our native flora.

320K+ Species Known WorldWide (Source: GBIF)

PlantSnap can now recognize over 90% of all plant and tree species on the planet...it now works in every country on Earth!



"*PlantSnap... works like a charm.*"

-Herald Independent

The Market and Industry

We have two streams of revenue, both direct and indirect. Our indirect revenue comes from a free version of our app which relies on advertising for revenue, while our direct revenue stream comes from a paid version of our app which allows users to pay and remove ads. We currently promote PlantSnap via social media outlets such as Facebook and Twitter, as well as on major websites such as earth.com.

Competitive Comparison

Competitive Comparison

	LikeThat Garden	Plantifier	Leafsnap	GardenAnswers	PLANTSNAP
Image Recognition	✓		✓	✓	✓
Identifies Leaves		✓*	✓	✓	✓
Identifies Flowers	✓	✓*		✓	✓
220,000 Species					✓
Instant Results	✓		✓	✓**	✓
Always Free ID		✓	✓		✓

KEY: *crowdsourced **"ask an expert" feature takes 24hrs

Target Market



1.2 billion prospects
(Source: Facebook.com)
Nature-lovers
Science Fans
Gardeners
Hikers
51.92%
31.17%
7.54%
9.36%

What's Next

We currently charge $3.99 for each download. In February 2018, we accomplished our goal of making PlantSnap global...it now works in every country on Earth! We are launching a freemium version for Android in March 2018, and iOS in April 2018. We are currently working on a gaming component, PlantSnap Go!, which will appeal to the younger generation. Think Pokemon Go, but you hunt for plants instead of invisible monsters. Our goal is to get kids interested in plants and nature by making it fun. Kids are the future, and our planet needs their help. In this game, users will be able see how many different plants they can identify. Every time someone takes a picture of a plant, the picture is added to our database. As our database grows, the algorithm will get smarter and more accurate. Our idea is to get people walking around in nature and looking at real things, taking pictures of real things, and learning about those real things as they go. Additionally, are translating our app to Spanish, German, Italian, French, Russian, Chinese, and Japanese. Plus, we continue to add new species to the image recognition algorithm every month.







A Letter From Our Founder

"In July of 2012, I was at a BBQ at a friend's house playing corn hole when I noticed a large plant with beautiful flowers in her backyard. I asked my friend, Christine, what kind of plant it was. She said she didn't know, and no one else at the party had any idea. At that point, I searched the internet trying to determine what type of plant it was. I started by describing the plant in the search box, to no avail. I then tried to find a website listing plants in that region, but that didn't work either. Then one of my friends asked if there was "an app for that," so I searched for plant identification apps, and there were none. That was my "eureka" moment...there wasn't an easy way to identify plants, so I was going to solve that problem.

At that time, I still owned redOrbit.com, which I founded back in 2002. I asked my development team to find a way to build an app that would instantly identify a plant, flower or tree with a photo taken from your phone. After three months and tens of thousands of dollars spent, we determined that the technology just wasn't there yet to accomplish this on a global scale. Fast forward to 2016. I was reading about a new form of technology called deep learning, or machine learning. This was a form of computer programming whereby a computer can "learn" to recognize objects through a complicated training process. Further research convinced me that this was the perfect technology for PlantSnap, so I hired an outside group of programmers to explore whether machine learning could be used to instantly identify plants. The initial results were very promising, so we built a beta version of the app in august of 2016, and since then we have been training the algorithm to ultimately recognize every known species of plants around the globe.

Now, almost five years since inception, PlantSnap has launched. With PlantSnap, I hope to bring people back to nature by putting an application on their phones that will allow them to instantly identify any plant, flower or tree simply by snapping a photo. Earth is the only planet we have, and it is our responsibility to take care of it for future generations. Life is so hectic for most of us that we rarely stop to smell the roses anymore. It is very important for us to understand that we are all a part of nature, not apart from it. **I hope that PlantSnap can play a small part in helping people around the world rediscover the beauty and wonder that surrounds them every day.** We're coming to Startengine in hopes that other like-minded individuals will join us on this journey to complete our growing global plant database in a timely manner, and further our goals of stirring up excitement about getting re-acquainted with the great outdoors. By bringing people back to nature and helping them feel like they are an integral part of this amazing planet, together we can help them understand that we are stewards of the Earth, not owners.

Here's to the future."

-Eric Ralls

CEO AND FOUNDER OF PLANTSNAP INC.

July, 2012

The Inception of PlantSnap!

Our founder, Eric, gets the idea for the app at a backyard BBQ

Spring, 2016



Machine Learning

Eric reads about a new technology called "deep learning", and with research decides the technology has finally caught up to his concept. Time to get cracking.

June, 2016



The Team Assembles

The PlantSnap dream team is formed as Eric hires developers Cosmin Lup, and Sajith Madhavan to begin programming work.

August, 2016



Beta App Launch

With promising initial results, a beta version is built. Building the plant database and further algorithm training commence.

September, 2016



Initial Investment Round

Impressed by the working beta demo, five angel investors pledged their support.

December, 2016

Successful Kickstarter Campaign

After reaching our goal of 10k within 9 days, we finished strong, raising $28,733 from 1,947 backers.

June, 2017

PlantSnap Launches Publicly on App Store

Official PlantSnap public launch date in Apple app store and Google Play store.

September 2017



Successful Wefunder Campaign Closes and 50K App Downloads

We raised nearly $120K from over 300 investors.

End of 2017



PlantSnap is now global!

PlantSnap now recognizes 90% of all plants and trees on the planet...it now works in every country on Earth!

February 2018

Successful StartEngine Campaign Closes

We raised over $250K from over 700 investors at a $10 million pre-money valuation.

March 2018



PlantSnap reaches $1 million in revenue

PlantSnap expects to hit our first $1 million in revenue in March 2018, surpassing 250,000 downloads. Now we are expanding marketing from US-only to every country on Earth.

May 2018



PlantSnap Go! launches

PlantSnap expects to launch PlantSnap GO! to coincide with summer vacation for students around the world.

In the Press

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Meet Our Team



Eric Ralls

Founder/CEO/President/Chairman/Treasurer/Secretary

Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap



Dan Johnson

Board Member

March 2017-Present: Director PlantSnap, Inc. September 2017-present: CEO UnTethered Technology, LLC September 2017-present: CEO Ultra Sport Products

Offering Summary

Maximum 6,345* shares of Series B Common Stock ($164,208.60)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 386 shares of Series B Common Stock ($9,989.68)

Company	**PlantSnap Inc.**
Corporate Address	**PO Box 3740 Telluride, CO 81435**
Description of Business	**PlantSnap - Mobile app that can identify plants, flowers and trees in a Snap!**
Type of Security Offered	**Series B Common Stock (Non-Voting)**
Purchase Price of Security Offered	**$25.88 per share**
Minimum Investment Amount (per investor)	**$129.40**

**Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering, and does not include any shares issuable under SAFEs, convertible promissory notes, or any other securities outstanding as of the commitment of this offering.*

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

PlantSnap Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Series B Common Stock at $25.88 / share, you will receive 1 Series B Common Stock bonus shares, meaning you'll own 11 shares for $258.80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. As indicated in the "Use of Proceeds" section above, PlantSnap also intends to use a portion of the proceeds to repay certain indebtedness owed to an entity affiliates with Dan Johnson.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Plantsnap Wefunder and website.mp4 (2m 47s)
2 speakers (Eric Ralls, Automated)

[0:00:00] Eric Ralls: My name is Eric Ralls, and I live in Telluride, Colorado. I think it's important for people to remember that we're all a part of nature. I want people to rediscover the beauty and wonder that's right outside their doors, by putting a botanist in their pocket. Thanks to the internet, we can instantly find the answer to any question. How old is Mark Cuban?

[0:00:19] Automated: Mark Cuban is 58.

[0:00:21] Eric Ralls: What's the capital of Texas?

[0:00:22] Automated: Austin is the capital of Texas.

[0:00:25] Eric Ralls: What's the name of this giant tree I'm standing next to? Well, almost any question. My product is called PlantSnap, an app that identifies plants. Simply take a photo of a plant, and PlantSnap tells you what it is in an instant. PlantSnap is changing the game for plant identification, using deep learning and artificial intelligence. I came up with the idea for PlantSnap back in 2012. I was at a barbecue in a friend's backyard. There was this big plant with beautiful flowers. It was amazing, so I asked her what it was. She didn't know. It was her own backyard. So, I decided to try to figure it out. I went to the computer, typed in the description into Google. That didn't help. Tried to find a list of species in the region. That didn't help either. Turned out there was no app for that. That was my eureka moment. There had to be an easier way to identify plants. Five years later, PlantSnap isn't the only plant app on the market, but it is the fastest and most accurate. Other apps use crowdsourcing. Take a photo, upload it into the cloud, and an expert will get back to you in a few days, or even weeks later, with their opinion. With PlantSnap, your results are instantaneous, with no guesswork involved. I've been working on PlantSnap for the past five years, and at this point, I've invested about $150,000 of my own money. I've always been a stubborn, determined, against-all-odds kind of guy. Just ask my little brother. PlantSnap has been, by far, the biggest challenge of my life. That includes building five companies from the ground up, and spending six years becoming fluent in Japanese. In the beginning, I was told this was impossible, too many species, a lot of the flowers look the same, technology just wasn't there yet, but that's exactly why I kept going and never gave up. If it wasn't hard, someone would have done it already. PlantSnap can be used as an educational tool, commercially in gardening and landscaping, and hiking while you're out in nature. It's about making a difference, getting people outside and into nature, teaching future generations about the importance of the environment and preservation. We also want to add a gaming element, where people can capture plants like they currently capture Pokemon, building a massive library of every plant you've ever seen. With PlantSnap, it's easier to identify a plant than it is to look up a word in the dictionary. It's a simple concept, incredibly difficult execution, but I've just proven it's not impossible. [0:02:44]

PlantSnap - The App that Identifies Plants in an Instant.mp4
(1m 8s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Need help identifying a plant, a flower you're seeing for the first time, a vegetable you've never seen before, or that tree in the park that no one knows what it's called? PlantSnap is the first mobile phone app that can identify plant species, in a snap. Simply open the app and take a picture.

PlantSnap will run it through our database, and bring you back specific information regarding the plant, such as its common and scientific names, as well as its group and family, and growth habit, all in an informative, wiki-style plant profile. PlantSnap also tags where and when you found the plant, so it can update the database on where certain plants can be found, and provide you with more accurate data on its duration and native status. PlantSnap's state-of-the-art, full image recognition engine can instantly recognize any known plant, and every plant on the planet is in our database. Now, identifying plants is fun and easy, with PlantSnap. [0:01:05]

PlantSnap Demo:

PlantSnap helps you identify plants or flowers instantly When you open the app you land on the Snap! section right away.

Get close to the flowers and leaves to Snap the photo, then center the image in the frame by pinching and moving it with your fingers to zoom in or out

Do not take a picture of the whole plant or tree. Plantsnap only needs the flowers and leaves to identify the plant.

Do not have multiple plants in the frame. Whenever possible isolate the plant from other plants to get accurate results

Also, avoid blurring, overexposure, darkness shadows and anything that may cause the plant to not look natural.

If the plant does not have flowers or fruits, you can snap multiple leaves into the photo.

You may also analyze images already on your phone by clicking the gallery icon at the bottom right of the camera screen

Once you’ve taken a picture PlantSnap identifies the plant and returns with all the important details regarding the plant you just snapped

If the plant is not yet IN our database, PlantSnap returns with the closest result

Select the matching plant, then click Accept. Your image and identification will then be saved in the My Collection area

Or decline if you feel none of the choices are correct, then choose from a list of options in the decline menu

PlantSnap also lets you explore what others have been snapping and where they are snapping

And view detailed information on each plant Just by clicking on the species name right below the plants image. You can also click the example image to zoom and examine to compare to your own photos.

PlantSnap takes note of when and where an image was taken. This helps further identify locations and seasons where these plants are found.

There's also a search function which lets you search for a plant in our database of over 320,000 species

The My Collection section lets you store all the plants you have snapped.

Swipe the plant selection to the left to edit or delete items in your collection.

PlantSnap . Identifying plants has never been this fun and easy.

Download the app and start plantsnapping now!

News watch video

News watch video
When you walk outside and look around, how many different types of plants can you name? Personally I'd be lucky if I could name 2 or 3. With over 400,000 known species of plant on this planet, there's plenty of room to learn.
Well luckily we have the PlantSnap app.
Simply snap a picture of a plant, flower, or tree to find out exactly what it is. It instantly identifies vegetation using a powerful AI and enormous resident database.
A database which is ever-growing and added to by users who snap their own photos and upload them. Currently PlantSnap recognizes 103,000 species of plants and trees, covering most of North America and Europe.
And 50,000 species are added

every month to the algorithm to help recognize more exotic plant life. At the rate they're going PlantSnap hopes to fully cover nearly every known type of plant on Earth by the end of 2017.
With quick identification in a matter of seconds you can enjoy this easy-to-use app ad-free. Simply snap away and get your answer in no time.
You can download PlantSnap for $3.99 in the Google Play or App Store today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PLANTSNAP INC." FILED IN THIS OFFICE ON THE NINETEENTH DAY OF OCTOBER, A.D. 2017, AT 11:34 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6582235 8100F
SR# 20176692327

Authentication: 203432799
Date: 10-20-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 10/19/2017
FILED 11:34 AM 10/19/2017
SR 20176692327 - File Number 6582235

CERTIFICATE OF INCORPORATION
OF
PLANTSNAP INC.

I, the undersigned, for purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and hereby certify as follows:

I.

The name of this Corporation is PlantSnap Inc. (the "Corporation").

II.

The address of the Corporation's registered office in the State of Delaware is GKL Registered Agents of DE, Inc. The name of the registered agent of the Corporation at such address is 3500 South DuPont Hwy, Dover, Delaware 19901, County of Kent.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000, of which all 10,000,000 shares shall have a par value of $0.0001 per share, and be designated "Common Stock." The Common Stock shall be divided into two series to be designated "Series A Common Stock" and "Series B Common Stock," respectively. The number of shares of Series A Common Stock the Corporation is authorized to issue is 8,000,000 and the number of shares of Series B Common Stock the Corporation is authorized to issue is 2,000,000.

V.

The Series A Common Stock and Series B Common Stock shall be identical in all respects and shall have equal rights, preferences, privileges and restrictions, except as otherwise stated in this Article V.

A. Voting. In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote. The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

B. Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects other than those listed above. No dividend shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except as may otherwise be provided by law, the holders of Common Stock shall have all other rights of a stockholder.

VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

VII.

The number of directors of the Corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors or by the stockholders.

VIII.

The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

IX.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

X.

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same exists or as may hereafter be amended and supplemented from time to time, indemnify any and all directors and officers whom it shall have the power to indemnify under said Section 145 from and against any and all of the expenses, liabilities, or other matters referred to or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person. To the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

XI.

The Corporation expressly elects not to be governed by Section 203 of the Delaware Code.

XII.

The incorporator of the Corporation is Eric Ralls, whose address is c/o PlantSnap Inc. P.O. Box 3740, Telluride, CO 81435.

XIII.

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed and that the facts stated therein are true.

Dated: October 18, 2017

Eric Ralls

Eric Ralls, Incorporator

EXHIBIT G TO FORM C

STOCKHOLDERS' AGREEMENT

STOCKHOLDERS' AGREEMENT

This STOCKHOLDERS' AGREEMENT (this "**Agreement**") is made and entered into as of October 19, 2017 (the "**Effective Date**"), by and among PLANTSNAP INC., a Delaware corporation (the "**Company**"), the Major Stockholders (as defined below) and the other Stockholders of the Company set forth on the signature pages to this Agreement.

R E C I T A L S

A. As of the date hereof, the Major Stockholders hold all of the issued and outstanding shares of the Company's Capital Stock (as defined in Section 1.1, below).

B. The Major Stockholders recognize that a transfer of any shares of the Capital Stock to outsiders, occasioned by a sale or other disposition of such shares, the death or divorce of a stockholder, the permanent disability of a stockholder, or a termination of services provided by a stockholder by the Company might disrupt the business, management and harmonious control of the Company.

C. The parties desire to avoid such disruption and to provide for the orderly transfer of all of the shares of the Capital Stock of the Company in such circumstances by imposing certain restrictions on the transfer of such shares and by providing for the purchase of the shares under certain conditions.

A G R E E M E N T

In consideration of the foregoing recitals and the mutual covenants contained herein, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

"**Board**" shall mean the Board of Directors of the Company.

"**Capital Stock**" shall mean any and all shares, interests, participations or other equivalents (however designated) of corporate stock.

"**Certificate**" shall mean the Certificate of Incorporation of the Company as currently in effect, and as may be amended, supplemented, restated or otherwise modified from and after the date of this Agreement.

"**Change of Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (a) any Person becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction; (b) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization (or similar transaction), if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization (or similar transaction) is owned, directly or indirectly, by Persons who were not Stockholders of the Company immediately prior to such merger, consolidation or other reorganization; or (c) the consummation of a sale, transfer or other disposition of all or substantially all of the Company's assets.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Common Stock**" shall mean the Series A Common Stock and the Series B Common Stock.

"**Complete Disability**" shall mean that a Stockholder, due to illness or injury, either physical or mental, has been unable to perform his or her customary duties for the Company for more than 12 months in the aggregate out of any 15 consecutive months.

"**Continuous Service**" means (a) that a Stockholder's service with the Company or an affiliate, whether as an employee, director or consultant, is not interrupted or terminated, or (b) with respect to any Stockholder that is also a director (other than DEJ FLP), such directors continued attendance at validly noticed, scheduled meeting or scheduled make-up meetings. A change in the capacity in which a Stockholder renders service to the Company or an affiliate as an employee, consultant or director or a change in the entity for which the Stockholder renders such service, provided that there is no interruption or termination of the Stockholder's service with the Company or an affiliate, shall not terminate a Stockholder's Continuous Service. For example, a change in status from an employee of the Company to a consultant for an affiliate or to a director shall not constitute an interruption of Continuous Service. The Board or the president of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Stockholder's leave of absence.

"**Convertible Securities**" shall mean any securities or obligations of the Company convertible or exchangeable into any shares of Capital Stock of the Company.

"**DEJ FLP**" shall mean DEJ Family Limited Partnership.

"**First Option Date**" shall mean, for purposes of Article 3, below, the date of delivery of the Sale Notice, for purposes of Articles 4 and 5, below, the Valuation Date, and for purposes of Article 6, below, the first to occur of the following: (i) The date the assets other than the Restricted Securities are adjudged insufficient; or (ii) the date the Court awards an interest in the Restricted Securities to the spouse of the divorcing Stockholder.

"**Initial Public Offering**" shall mean the Company's bona fide, firm commitment underwritten public offering of its Common Stock pursuant to a registration statement on Form

S-1 or its equivalent under the Securities Act of 1933, as amended (the "Securities Act") or of any successor law.

"**Legal Representative**" shall mean the executor or administrator of the estate of a deceased person, or the then acting trustee of a revocable trust established by such deceased person during his or her lifetime. The term has no reference to any attorney or other agent of a living person.

"Major Stockholders" shall mean Eric Ralls and DEJ FLP.

"Option Rights" shall mean any and all options, warrants, rights to subscribe, calls or commitments of any character whatsoever to which the Company may be bound, requiring the issuance or sale of shares of any Capital Stock or Convertible Securities.

"**Permitted Transfer**" shall mean any Transfer of shares of Restricted Securities by a Stockholder (i) to a trust for the exclusive benefit of such Stockholder or such Stockholder's spouse, parents, siblings, issue, including adopted children, nieces, nephews or other lineal descendants and family members and provided, in the case of a trust, that the Stockholder has the power to act with respect to the trust's assets without court approval; or (ii) subject to Section 4.1, below, to any Transfer to the spouse, parents, siblings, issue, including adopted children, nieces, nephews or other lineal descendants and family members or to a trust for the benefit of any of the foregoing or to the Stockholder's executor, administrator or personal representative upon the death of the Stockholder (each such Transferee under any of the foregoing clauses (i) or (ii), a "Permitted Transferee"); provided, that in each of cases (i) and (ii), each transferee, donee, heir or distributee shall, as a condition precedent to such Transfer, execute a written acknowledgment that such person or entity takes such shares subject to the restrictions and provisions of this Agreement.

"Person" shall mean any individual, partnership, trust, incorporated organization, association, corporation, limited liability company, limited liability partnership, public benefit corporation or governmental entity.

"**Purchase Event**" shall mean the following:

(a) In the event of a proposed sale of Restricted Securities by a Stockholder, the date of delivery to the Secretary of the Sale Notice;

(b) In the event of the death of a Stockholder, the date of the last to occur of (i) the death of the Stockholder, or (ii) five days after the entry of an order in the probate proceedings (if any Restricted Securities are included in the probate estate of such deceased individual) of such deceased individual's estate authorizing the sale of Restricted Securities pursuant to the provisions of this Agreement;

(c) In the event of a Complete Disability, the date of such Complete Disability;

(d) In the event of a Termination of Continuous Service, the date of such Termination of Continuous Service; or

(e) In the event of the dissolution of marriage of a Stockholder, the date of the entry of the decree of dissolution of marriage.

"**Restricted Securities**" shall mean all of the presently or hereafter issued and outstanding Capital Stock, Option Rights and Convertible Securities of the Company now or hereafter held by a Stockholder. Notwithstanding any provision of this Agreement to the contrary, for purposes of Article 4 (Death or Disability) and Article 5 (Termination of Continuous Service) only, the term, "Restricted Securities," shall not include any Capital Stock, Option Rights or Convertible Securities of the Company held by DEJ FLP.

"**Secretary**" shall mean the Secretary of the Company.

"**Series A Common Stock**" shall mean the Series A Common Stock of the Company, with the rights, preferences and privileges set forth in the Certificate.

"**Series B Common Stock**" shall mean the Series B Common Stock of the Company, with the rights, preferences and privileges set forth in the Certificate.

"**Share Value**" shall mean the fair market value of a Restricted Security as determined in accordance with Section 7.1 or 7.2, below. In determining the fair market value of a Restricted Security, the Stockholders or the appraiser(s), as the case may be, shall determine the fair market value of the Company as a going-concern, that is, what a willing buyer, who is under no compulsion to buy, would pay to a willing seller, who is under no compulsion to sell, in an arms-length negotiated transaction. The fair market value of a Restricted Security shall be the quotient obtained by dividing such fair market value of the Company by the then outstanding shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities). Neither the Stockholders nor the appraiser(s), as the case may be, shall consider any minority or marketability discount in determining the Share Value.

"**Stockholders**" shall mean the Major Stockholders and any other Person who otherwise becomes a party to this Agreement, whether by operation of Section 2.3 or 15.4, below, or otherwise. Where appropriate, references to an individual that is no longer a Stockholder shall be deemed to be references to the Stockholder or Stockholders of the Company in which such individual, whether individually or together with such individual's spouse, is the grantor of any qualifying trusts.

"**Termination of Continuous Service**" shall mean, (a) with respect to any Stockholder, the termination, whether voluntary or involuntary, for any reason, of the Continuous Service of the Stockholder, and (b) with respect to any Stockholder that is also a director (other than DEJ FLP), the failure of such director to attend a validly noticed, scheduled meeting or scheduled make-up meeting more than four times in a year.

"**Transfer**" shall mean any transaction which results or, if effected, would result in a change in legal, beneficial or record ownership, or any interest therein, including, without limitation, the making of any sale, exchange, assignment, gift, disposition at death, pledge, hypothecation or other encumbrance or security interest and any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting title or right to possession.

“**Valuation Date**” shall mean the earliest date on which the Secretary can determine the Share Value pursuant to Article 7, below.

ARTICLE 2
RESTRICTION ON TRANSFER OF RESTRICTED SECURITIES

2.1 Restriction on Transfer. Except for Permitted Transfers, no Stockholder shall, directly or indirectly, transfer any Restricted Securities except in compliance with the terms of this Agreement. Any Transfer of Restricted Securities in violation of this Agreement shall be void and of no effect, shall Transfer no right, title or interest in or to such Restricted Securities, or any of them, to the purported Transferee, and no record of such Transfer shall be made or recorded on the books of the Company. In the event of any proposed Transfer of Restricted Securities under this Agreement, the Stockholders acknowledge and agree that the Board may require a Selling Stockholder to pay to the Company a reasonable fee for handling the Transfer of such Restricted Securities in compliance with this Agreement, including, without limitation, the costs relating to managing the process, notifications, and legal and accounting fees, in an amount ranging from $500 to $1,500 as determined by the Board in its sole discretion.

2.2 Involuntary Transfer. Any proposed Transfer of Restricted Securities pursuant to any bankruptcy, insolvency or such other proceeding shall be subject to the provisions of this Agreement. A Sale Notice (as defined in Section 3.1, below) describing any such proposed Transfer, whether pursuant to the order of any court, referee in bankruptcy or otherwise, shall be delivered to the Secretary and such Transfer shall be subject to all of the terms and conditions of Article 3, below.

2.3 Obligations of Transferee. Any Restricted Securities transferred by a Stockholder, whether or not transferred in accordance with the provisions of this Agreement, and which Transfer is not otherwise void and without effect under Section 2.1, above, shall continue to be subject to all of the restrictions imposed by this Agreement. In the event of any such Transfer, the Transferee shall automatically, without the execution of any further documents or instruments, become a party to this Agreement, such Transferee shall be considered to be a Stockholder for all purposes of this Agreement, and all Restricted Securities transferred to such Transferee shall remain subject to all of the terms and conditions of this Agreement.

2.4 Legend on Certificates. All certificates evidencing Restricted Securities now or hereafter issued to any of the Stockholders shall bear a legend substantially as follows, in addition to those required by applicable securities laws:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS, INCLUDING RESTRICTIONS ON TRANSFER, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE STOCKHOLDERS' AGREEMENT DATED OCTOBER 19, 2017, BY AND AMONG PLANTSNAP INC., AND THE STOCKHOLDERS THEREOF, A COPY

OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF PLANTSNAP INC.

ARTICLE 3
RIGHT OF FIRST REFUSAL

Notwithstanding anything to the contrary in Article 2, above, each of the Stockholders shall be entitled to transfer all or any portion of its, his or her Restricted Securities if such Stockholder first complies with all of the provisions of this Article 3; provided, however, that each Stockholder shall be entitled to make a Permitted Transfer of all or any portion of its, his or her Restricted Securities without first complying with the provisions of this Article 3:

3.1 Delivery of Sale Notice. If a Stockholder desires to sell all or any portion of its, his or her Restricted Securities and has received an arms-length, bona fide offer to purchase such Restricted Securities, such Stockholder (the "Selling Stockholder") shall deliver to the Secretary and each of the other Stockholders (collectively, the "Non-Selling Stockholders") a written notice specifying the number and type of Restricted Securities proposed to be sold, the name and address of the proposed purchaser or purchasers of such Restricted Securities, the price per Restricted Security offered by such proposed purchaser and the other material terms and conditions of each proposed sale (the "Sale Notice"). The delivery of the Sale Notice shall constitute an irrevocable commitment by such Selling Stockholder to sell such shares on substantially the same terms of the Sale Notice, and for a period of 90 days following the delivery of the Sale Notice, the Selling Stockholder may not withdraw the offer of such Restricted Securities or substantially modify or otherwise change the terms set forth in the Sale Notice.

3.2 Major Stockholders' Right to Purchase. The Major Stockholders (other than the Selling Stockholder) shall have the first right to purchase from the Selling Stockholder any part or all of the Restricted Securities which the Selling Stockholder proposes to sell as described in the Sale Notice. The Major Stockholders' right shall be exercisable within, and shall expire after, the 10 calendar day period commencing on the First Option Date. If a Major Stockholder desires to exercise his right, he shall do so by delivering to the Secretary within such 10 calendar day exercise period a notice specifying such exercise. Each such Major Stockholder shall have the right to purchase such portion of the Restricted Securities available for purchase as the number of shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities) owned by such Major Stockholder at such date bears to the total number of shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities) owned by all of the other participating Major Stockholders. The sale and purchase of Restricted Securities from the Selling Stockholder to the Major Stockholders pursuant to this Section 3.2 shall be at the price per Restricted Share and subject to the terms and conditions specified in the Sale Notice. If any of the Restricted Securities subject to the Sale Notice are not purchased by the Major Stockholders, the Company shall then have the right to purchase such remaining Restricted Securities from the Selling Stockholder pursuant to Section 3.3, below.

3.3 Company's Right to Purchase. The right of the Company shall be exercisable within, and shall expire after, the 10 business day period commencing on the last day of the Major Stockholders' 10 calendar day exercise period. If the Company desires to exercise its right, it shall do so by delivering to the Secretary within such 10 business day exercise period a notice specifying such exercise. The sale and purchase of Restricted Securities from the Selling Stockholder to the Company pursuant to this Section 3.3 shall be at the price per Restricted Share and subject to the terms and conditions specified in the Sale Notice. If, for whatever reason, any of the Restricted Securities subject to the Sale Notice are not purchased by the Company, all of the other Non-Selling Stockholders shall then have the right to purchase such remaining Restricted Securities from the Selling Stockholder pursuant to Section 3.4, below.

3.4 Non-Selling Stockholders' Right to Purchase. The Secretary shall notify the other Non-Selling Stockholders within five days after the expiration of the Company's 10 business day exercise period of the number of Restricted Securities available for purchase by such Non-Selling Stockholders. The right of such Non-Selling Stockholders shall be exercisable within, and shall expire after, the 10 business day period commencing on the date of the delivery of the Secretary's notice to such Non-Selling Stockholders. If any of such Non-Selling Stockholders desires to exercise its, his or her right, it shall do so by delivering to the Secretary within such 10 business day exercise period a notice specifying such exercise. Each such Non-Selling Stockholder shall have the right to purchase such portion of the Restricted Securities available for purchase as the number of shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities) owned by such Non-Selling Stockholder at such date bears to the total number of shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities) owned by all of the other participating Non-Selling Stockholders. The sale and purchase of Restricted Securities from the Selling Stockholder to a Non-Selling Stockholder pursuant to this Section 3.4 shall be at the price per Restricted Share and subject to the terms and conditions specified in the Sale Notice. If, for whatever reason, a Non-Selling Stockholder does not purchase its, his or her full proportionate share of the Restricted Securities at the applicable closing, then the participating Non-Selling Stockholders under this Section 3.4, who are present or otherwise represented at the closing may purchase the balance thereof at such closing in proportion to their respective shareholdings or as they may otherwise agree.

3.5 Notices to Purchasers. Within five business days after the expiration of the last applicable exercise period referred to in Section 3.2, 3.3 or 3.4, above, as the case may be, the Secretary shall deliver to the Selling Stockholder a notice specifying the number of Restricted Securities to be purchased and the name of each of the purchasers. Notices may be by registered email or by other confirmed methods of delivery.

3.6 Permitted Sales. If, after complying with the applicable provisions of Sections 3.1 through 3.4, above, the Major Stockholders, the Company and the Non-Selling Stockholders do not exercise their respective rights to purchase an aggregate number of shares equal to all of the Restricted Securities offered by the Selling Stockholder, then neither the Major Stockholders, the Company nor the Non-Selling Stockholders, as the case may be, shall be entitled to purchase any of such Restricted Securities. In such case, subject to Section 3.7, the Selling Stockholder shall have the right, at any time within 60 days after the expiration of the last applicable exercise period referred to in Section 3.2, 3.3 or 3.4, above, as the case may be, to dispose of the number of the Restricted Securities to the Person described in the Sale Notice at the price per Restricted Security and subject to all of the terms and conditions specified in such Sale Notice. If the sale is not completed within such 60-day period, or the sale is not to be consummated at a price per share at least equal to the price set forth in the Sale Notice or otherwise on terms and conditions not materially more favorable to the proposed purchaser than specified in the Sale Notice, then the

Restricted Securities shall not be sold by the Selling Stockholder except after compliance again with the provisions of this Article 3.

3.7 Right of Co-Sale. With respect to a proposed Transfer of Restricted Securities constituting at least 5% of the issued and outstanding shares of capital stock of the Company (as determined on an as converted basis) by a Selling Stockholder, in the event all of the Restricted Securities are not to be purchased by the Major Stockholders and the Company pursuant to the terms of Article 3, then within five (5) business days after the expiration of the last exercise period set forth in Article 3, the Selling Stockholder shall deliver a notice to each Major Stockholder (other than the Selling Stockholder) (each a "**Co-Sale Right Holder**"), informing it or him of the number of shares to be sold to the proposed Transferee (the "**Co-Sale Shares**"). Each Co-Sale Right Holder shall have the right, exercisable upon written notice to the Selling Stockholder within 10 calendar days after the giving of such notice by the Selling Stockholder, to participate in the sale of Co-Sale Shares to the proposed Transferee on substantially the same terms of the Sale Notice. The delivery of the notice of election under this Section 3.7 shall constitute an irrevocable commitment by such Co-Sale Right Holder to sell such shares on substantially the same terms of the Sale Notice. To the extent one or more of the Co-Sale Right Holders exercise such right of participation in accordance with the terms and conditions set forth below, the number of Restricted Securities which the Selling Stockholder may sell to the proposed Transferee shall be correspondingly reduced. The right of participation of each of the Co-Sale Right Holders shall be subject to the following terms and conditions:

(a) Each of the Co-Sale Right Holders may elect to sell all or any part of that number of shares of Common Stock of the Company held by such Co-Sale Right Holder equal to the product obtained by multiplying (a) the aggregate number of Co-Sale Shares by (b) a fraction, the numerator of which is the number of shares of Common Stock of the Company at the time owned by such Co-Sale Right Holder and the denominator of which is the combined number of shares of Common Stock of the Company at the time owned by the Selling Stockholder and all of the Co-Sale Right Holders (the "**Co-Sale Allocation**").

(b) Each of the exercising Co-Sale Right Holders shall effectuate the sale by promptly delivering to the Selling Stockholder for transfer to the proposed Transferee one or more certificates, properly endorsed for transfer, which represent that number of shares of Common Stock which the Co-Sale Right Holder elects to sell.

(c) The terms and conditions of any sale pursuant to this Section 3.7 will be on substantially the same terms of the Sale Notice and memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction, as reasonably determined by the Selling Stockholder.

(d) The stock certificates which the participating Co-Sale Right Holders deliver to the Selling Stockholder shall be transferred by the Selling Stockholder to the proposed Transferee in consummation of the sale of the Co-Sale Shares pursuant to the terms and conditions specified in the notice to the Co-Sale Right Holders, and the Selling Stockholder shall promptly thereafter remit to each Co-Sale Right Holder that portion of the sale proceeds to which the Co-Sale Right Holder is entitled by reason of its or his participation in such sale.

(e) The Selling Stockholder (and, if applicable, any Co-Sale Right Holders who exercise co-sale rights under this Section 3.7) shall, not later than 60 days following the date of the Selling Stockholder's notice pursuant to this Section 3.7, enter into an agreement providing for the closing of the transfer of the Co-Sale Shares to the proposed Transferee at a price equal to the price set forth in the Sale Notice and on the same terms and conditions as those set forth in the Sale Notice.

3.8 Prohibited Transferees. Notwithstanding the foregoing or any other provision herein, no Stockholder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Company's Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

ARTICLE 4
DEATH OR DISABILITY

4.1 Purchase Options. In the event of the death or Complete Disability of a Stockholder, the Major Stockholders, the Company and the other Stockholders shall have the option to purchase any part or all of the Restricted Securities of such deceased or Completely Disabled Stockholder in the manner provided in Sections 3.2, 3.3 and 3.4, above, but at the Share Value. For purposes of this Article 4, the Stockholder that has suffered such death or Complete Disability shall be considered the Selling Stockholder for purposes of this Section 4.1.

4.2 Purchase Price. Any purchase and sale of Restricted Securities pursuant to this Article 4 shall be at the Share Value.

4.3 Funding Through Insurance. To fund all or a portion of the payment of the purchase price for the Restricted Securities to be purchased by the Company under this Article 4 on the death of a Stockholder, the Company may, upon authorization by the Board, maintain in full force and effect policies of life insurance on the lives of the Stockholders (the "Policies") in amounts as determined by the Board from time to time. The Policies, if any, shall belong solely and absolutely to the Company, and, subject to the provisions of this Agreement, the Company reserves all of the rights and powers of ownership in them. The Company shall be named as a beneficiary of any of the Policies and shall pay all premiums on any of the Policies as they become due. Any dividends paid on the Policies prior to maturity or death of the insured shall be paid to the Company and shall not be subject to this Agreement. Upon the death of a Stockholder, the Company shall file the necessary proofs of death and collect the proceeds of any of the Policies outstanding on the life of the deceased Stockholder. The deceased Stockholder's Legal Representative shall apply for and obtain any necessary court approval or confirmation of sale of the deceased Stockholder's shares under this Agreement. The proceeds shall be applied first to the cash portion of the purchase price, as determined under Section 8.3(a), below, and the balance shall be applied to reduce the amount which would otherwise be represented by a promissory note under Section 8.3(b), below.

ARTICLE 5
TERMINATION OF CONTINUOUS SERVICE

5.1 ***Purchase Options.*** In the event of the Termination of Continuous Service of a Stockholder other than as a result of death or Complete Disability of such Stockholder, the Major Stockholders, the Company and the other Stockholders shall have the option to purchase any part or all of the Restricted Securities of such Stockholder in the manner provided in Sections 3.2, 3.3 and 3.4, above, but at the Share Value. For purposes of this Article 5, the Stockholder that has suffered the Termination of Continuous Service shall be considered the Selling Stockholder

5.2 ***Purchase Price.*** Any purchase and sale pursuant to this Article 5 shall be at the Share Value.

5.3 ***Other Agreements.*** Notwithstanding anything in this Article 5 to the contrary, if a Stockholder is a party to an employment agreement, restricted stock purchase agreement, stock option agreement or similar agreement which provides for the disposition of the shares subject thereto upon a Termination of Continuous Service, then the terms and conditions of such other agreement shall prevail and control.

ARTICLE 6
DIVORCE OF A STOCKHOLDER

6.1 ***Retention of Restricted Securities by Divorcing Stockholder.*** If a Stockholder and his or her spouse should divorce, the Restricted Securities of the divorcing Stockholder shall not be set aside or awarded to such Stockholder's spouse, nor encumbered in any way in his or her favor, but the value of the Restricted Securities shall be satisfied from other assets of the divorcing Stockholder and all interest in the Restricted Securities shall be awarded to the divorcing Stockholder.

6.2 ***Sale of Restricted Securities by Divorcing Stockholder's Spouse.*** If, however, notwithstanding Section 6.1, above, the assets other than the Restricted Securities are adjudged insufficient by the court having jurisdiction of the divorce proceedings, or if for any reason the Court shall award an interest in the Restricted Securities to the divorcing Stockholder's spouse, the Major Stockholders, the Company and the other Stockholders shall have the option to purchase any part or all of the Restricted Securities of such divorcing Stockholder in the manner provided in Sections 3.2, 3.3 and 3.4, above, but at the Share Value. For purposes of this Article 6, the divorcing Stockholder's spouse shall be considered the Selling Stockholder and the divorcing Stockholder and each of the remaining Stockholders shall be considered the Non-Selling Stockholders.

6.3 ***Purchase Price.*** Any purchase and sale of Restricted Securities pursuant to this Article 6 shall be at the Share Value.

ARTICLE 7
DETERMINATION OF SHARE VALUE

The purchase price of each of the Restricted Securities on the exercise of any option pursuant to Section 4.1, Section 4.2 or Article 5 or 6, above, shall be the fair market value of the Restricted Securities (the "Share Value"), as determined as follows:

7.1 ***Agreed Upon Value.*** Within 30 calendar days after a Purchase Event other than a Purchase Event subject to Article 3, above, the Company and the Selling Stockholder (or his or her Legal Representative) will use their best efforts to reach an agreement on the Share Value. If the Company and the Selling Stockholder (or his or her Legal Representative) are able to reach such agreement, then such agreement on the Share Value shall be the Share Value for purposes of such Purchase Event.

7.2 ***Appraised Share Value.*** If the Company and the Selling Stockholder (or his or her Legal Representative) are unable to reach such agreement within 30 calendar days, the Company, on the one hand, and the Selling Stockholder (or his or her Legal Representative), on the other hand, will use their best efforts to agree within 10 business days upon the selection of an experienced independent appraiser, who has at least five years of full-time experience in the appraisal of closely-held businesses reasonably similar to the Company (an "Independent Appraiser"). Such Independent Appraiser will have 30 calendar days in which to determine the Share Value, and its determination thereof will be final and binding on all parties concerned. If the Company and the Selling Stockholder (or his or her Legal Representative) are unable to reach an agreement as to an Independent Appraiser within 10 business days, the Company, on the one hand, and the Selling Stockholder (or his or her Legal Representative), on the other hand, will each within five business days thereafter select one Independent Appraiser. The Company and the Selling Stockholder (or his or her Legal Representative), on the other hand, will each cause the Independent Appraiser selected by them respectively to determine independently the Share Value within 30 calendar days after their appointment. If the lesser of the two appraised values (the "Low Value") exceeds or is equal to 90% of the greater of the two appraised values (the "High Value"), the Share Value of the securities will be the average of the two appraisals. If the Low Value is less than 90% of the High Value, the two appraisers will themselves appoint a third appraiser within five business days after the two appraisals have been rendered. Such third appraiser will have 30 calendar days in which to determine independently the Share Value. The fair market value of the securities in such case will be the average of the two appraised values which are closest to each other; provided, however, that in the event the high and the low appraised values are equidistant from the middle such value, the middle such value shall be deemed the Share Value. The Company will provide each appraiser with all information about the Company which any such appraiser reasonably deems necessary for determining the Share Value. The Company and the Selling Stockholder shall share the cost of any mutually selected Independent Appraiser and be responsible for the sole cost of any Independent Appraiser selected by it, him or her. The Company and the Selling Stockholder will share responsibility for the fees and expenses of the third appraiser, if any, based on the degree to which the third appraiser accept the respective positions of the parties, as conclusively determined by the third appraiser.

ARTICLE 8
CERTAIN CLOSINGS

8.1 Date, Place and Time. Any Transfer of the Restricted Securities to the Major Stockholders, the Company or a Stockholder provided for in this Agreement shall be closed at a closing to be held at the principal office of the Company at 10:00 a.m., or at another mutually convenient place and time of day, on that date which is 10 business days after the expiration of the last applicable exercise period referred to under Article 3, 4, 5 or 6, above, unless an earlier date is agreed upon by the parties to the closing.

8.2 Delivery of Shares. At the closing, in consideration of payment of the consideration as provided in Article 3, 4, 5 or 6, above, as the case may be, the Selling Stockholder or the Company, as the case may be, shall deliver to the purchaser all certificates representing the Restricted Securities. All certificates evidencing the Restricted Securities shall either be endorsed in blank for Transfer or shall be accompanied by a form of stock assignment separate from certificate duly executed by the Selling Stockholder and his or her spouse or Legal Representative, if any.

8.3 Payment of Consideration. For any purchase of shares by the Major Stockholders, the Company or any other Non-Selling Stockholder under Article 3, the consideration shall be paid on the terms and subject to the conditions set forth in the Sale Notice. For any purchase of shares by the Major Stockholders, the Company or any other Non-Selling Stockholder under Article 4, 5 or 6, the Major Stockholders, the Company and each other Non-Selling Stockholder shall have the option to pay the Selling Stockholder with a combination of cash and promissory note as set forth below under Sections 8.3(a) and (b); provided, however, that in the case of the death of a Stockholder under Article 4, the Company shall use the proceeds from any life insurance policies in the name of such Stockholder and maintained by the Company under Section 4.4, above, to pay for the purchase of shares under Section 4.2 to the extent possible.

(a) Cash. At the closing, the Company and each Non-Selling Stockholder shall deliver to the Selling Stockholder by wire transfer or by a cashier's check drawn on a local bank and payable to the Selling Stockholder an amount equal to 20% of the purchase price.

(b) Note. The balance of the purchase price to be paid by the Company and each Non-Selling Stockholder shall be represented by a promissory note (each, a "Note") executed by the Company and each Non-Selling Stockholder and delivered to the Selling Stockholder at the closing. Each Note shall (A) bear interest from the closing date at the lower of (1) the monthly weighted average cost of funds index as announced by the Federal Home Loan Bank Board of San Francisco - Eleventh District for its members as determined pursuant to provisions of the Federal Home Loan Bank Board Rules and published as the "Eleventh District Cost of Funds Index" per annum or (2) 8%, (B) have a term to be determined by the Board, in its sole and absolute discretion, not to exceed five (5) years, (C) be payable in equal monthly blended installments of principal and interest, the first installment of which shall be payable on the first day of the first month following the month in which the closing occurs, (D) be payable in lawful money of the United States at the residence of the Selling Stockholder, and (E) provide (1) for the right of prepayment at any time without premium or penalty, but any such prepayment shall be applied to installments in reverse order of maturity, (2) that any interest not paid on the date due shall be added to principal and that interest shall accrue thereon at the highest rate then permitted by law, (3) for acceleration of principal and interest in the event of a default and (4) for payment of attorneys' fees to the prevailing party if an action is commenced for payment.

ARTICLE 9
DRAG-ALONG RIGHTS

9.1 ***Sale of Shares***. If (1) the Board, and (2) DEJ FLP (collectively, the "Drag-Along Sellers") propose to consummate a Change of Control, then the Drag-Along Sellers may, at their option, require all of the other Stockholders to sell, on the terms and subject to the conditions of this Article 9, all of such other Stockholders' shares of Capital Stock of the Company, including, without limitation, any or all of their Option Rights and Convertible Securities.

9.2 ***Notice***. If the Drag-Along Sellers desire to exercise their right to require the other Stockholders to participate in a sale pursuant to Section 9.1, above, then the Drag-Along Sellers shall give written notice to the Company and the other Stockholders of their exercise of such right. The notice shall specify (a) the name of the proposed purchaser of the Capital Stock, (b) the aggregate consideration and the consideration per share to be paid by the purchaser for such Capital Stock, and (c) the other terms and conditions of the sale. The Drag-Along Sellers shall provide the Company and the other Stockholders with all such other information that may reasonably be requested by such other Stockholders in connection with the sale.

9.3 ***Stock Power***. Within 10 business days of receipt of such notice pursuant to Section 9.2, above, each of the other Stockholders shall deliver to the Company stock certificates representing all of the shares of Capital Stock of the Company owned by such other Stockholder, the instruments representing all then outstanding Option Rights and Convertible Securities, and appropriate stock powers, duly executed in blank, and assignment instruments to permit the Transfer of all Capital Stock, Option Rights and Convertible Securities pursuant to this Article 9. Each of the other Stockholders hereby irrevocably authorizes the Company to sell, deliver and transfer such Capital Stock, Option Rights and Convertible Securities owned by such other Stockholder in accordance with the provisions of this Article 9, it being intended that this authorization shall constitute a power coupled with an interest. Each of the other Stockholders shall also execute and deliver any other documents or instruments that may reasonably be required for the purpose of transferring the Capital Stock, Option Rights and Convertible Securities of the Company in accordance with this Article 9.

9.4 ***Proceeds***. Upon closing of the sale, the purchaser under this Article 9 shall cause to be delivered to each of the Drag-Along Sellers and the other Stockholders the appropriate amount of the proceeds from the sale of the Capital Stock, Option Rights and Convertible Securities of the Company. The proceeds shall be distributed pro rata to each of the Drag-Along Sellers and the other Stockholders based upon the number of shares of Common Stock held by such Drag-Along Seller and other Stockholders (determined on an as-converted and as-exercised basis of all then outstanding Convertible Securities and Option Rights), less any applicable exercise price thereof (each, a "Pro Rata Share"). Each of the Drag-Along Sellers and the other Stockholders agrees that it shall accept its Pro Rata Share of the proceeds from the purchaser under this Article 9 in full and final consideration of all of such Drag-Along Seller's and Stockholder's Capital Stock, Option Rights and Convertible Securities of the Company, and each Drag-Along Seller and other

Stockholder hereby waives any and all rights which such Drag-Along Seller or other Stockholder may then have under any dissenter's or similar rights which might otherwise be available to such Drag-Along Seller or other Stockholder under applicable law.

ARTICLE 10
NON-COMPETITION

10.1 Noncompetition. For a period of two years from the date of the sale of the last shares of Capital Stock held by a Stockholder, who shall be considered the Selling Stockholder for purposes of this Article 10, such Stockholder shall not, anywhere within any state in which the Company is then engaged in business (the "Territory"), directly, or indirectly through one or more other Persons, engage in, or have any financial or other interests (whether as a principal, stockholder, member, partner, director, officer, agent, employee, consultant or otherwise) in or provide assistance to any Person or business that engages in any activity which is the same as, similar to, or competitive with, any activity engaged in by the Company during the 10 months preceding such sale.

10.2 Reasonableness of Restrictions. The Selling Stockholder recognizes that the territorial and time limitations set forth in Section 10.1, above, are reasonable, not burdensome and are properly permitted by law for the adequate protection of the Person acquiring the Restricted Securities. The Selling Stockholder agrees that if, in any judicial proceeding, the geographic coverage of the covenants contained in Section 10.1, above, should be adjudged unreasonable, then such geographic coverage or such period or periods of time, as the case may be, shall be reduced to the extent necessary to enable the court to enforce the restrictions in Section 10.1, above, to the fullest extent permitted under applicable law.

10.3 Injunctive Relief. Each Selling Stockholder acknowledges and agrees that, in the event of a violation by the Selling Stockholder of any of the restrictions contained in Section 10.1, above, the Company and each of the remaining Stockholders, who is the intended beneficiary of the agreements of the Selling Stockholder contained herein, shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief, in addition to any other rights or remedies to which it may be entitled.

ARTICLE 11
RIGHT OF FIRST OFFER

11.1 Equity Securities.

(a) Right of First Offer. Subject to the terms and conditions specified in this Section 11.1, if the Company proposes to issue any Capital Stock, Option Rights and Convertible Securities of the Company ("Equity Securities"), it shall in any case provide each Major Stockholder (the "Right of First Offer Holders") with a written notice (the "Issuance Notice") stating (a) its bona fide intention to offer such Equity Securities, (b) the number of such Equity Securities to be offered, and (c) the price and terms upon which it proposes to offer such Equity Securities. By written notification received by the Company within 10 calendar days after receipt of the Issuance Notice, each Right of First Offer Holder may elect to purchase or obtain, at the price and on the terms specified in the Issuance Notice, up to that portion of such Equity Securities (such Right of First Offer Holder's "Pro-Rata Portion") that equals the proportion that the number of shares of Common Stock then held by such Right of First Offer Holder (determined on an as-converted basis of all Convertible Securities) bears to the total number of shares of Common Stock of the Company (determined on an as-converted basis of all Convertible Securities). At the expiration of such 10-day period, the Company shall promptly notify each Right of First Offer Holder that elects to purchase or acquire all the Equity Securities available to it, him or her (each, a "Fully Exercising Right of First Offer Holder") of any other Right of First Offer Holder's failure to do likewise. During the five- day period commencing after the Company has given such notice, each Fully Exercising Right of First Offer Holder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of Equity Securities specified above, up to that portion of the Equity Securities for which Right of First Offer Holders were entitled to subscribe but that were not subscribed for by the Right of First Offer Holders which is equal to the ratio of (a) the number of shares of Common Stock owned by such Fully Exercising Right of First Offer Holder immediately prior to the issuance of Equity Securities (determined on an as-converted basis of all Convertible Securities) to (b) the total number of shares of Common Stock then held by all Fully Exercising Right of First Offer Holders (determined on an as-converted basis of all Convertible Securities) who wish to purchase such unsubscribed Equity Securities. Nothing in this Section 11.1 shall prevent the Company from concurrently offering any Equity Securities to any Person other than a Right of First Offer Holder so long as the Company reserves from such offering a sufficient number of Equity Securities in order to permit the Company to satisfy its obligations to the Right of First Offer Holders pursuant to this Section 11.1.

(b) Permitted Sales. If all Equity Securities that Right of First Offer Holders are entitled to obtain pursuant to Section 11.1(a) are not elected to be obtained as provided in Section 11.1(a), the Company may, during the 90 day period following the expiration of the period provided in Section 11.1(a) offer the remaining unsubscribed portion of such Equity Securities to any Person at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Issuance Notice. If the Company does not enter into an agreement for the sale of the Equity Securities within such period, or if such sale is not consummated within 180 days after the execution of such agreement, the right provided hereunder shall be deemed to be revived and such Equity Securities shall not be offered unless first reoffered to the Right of First Offer Holders in accordance herewith.

(c) Securities Laws. The right of first offer in this Section 11.1 shall not be applicable with respect to any Right of First Offer Holder with regard to any issue of Equity Securities, if (a) at the time of such issue of Equity Securities, such Right of First Offer Holders is not an accredited investor, and (b) such issue of Equity Securities is otherwise being offered only to accredited investors.

ARTICLE 12
INVESTORS' RIGHTS

12.1 Protective Provisions. The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the DEJ FLP Director, given in writing or by vote at a meeting, consenting or voting (as the case may be), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Change of Control, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Certificate or Bylaws of the Company;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock of the Company;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company;

(e) create, or authorize the creation of, or issue, or authorize the issuance of any debt or debt security, or permit any subsidiary to take any such action with respect to any debt or debt security;

(f) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(g) increase or decrease the authorized number of directors constituting the Board;

(h) hire any employee earning over $50,000 per year;

(i) sign any services contract with an outside party in excess of $5,000 per year;

(j) enter into any multi-year contract;

(k) offer to loan money or assets to any person or entity by the Company;

(l) purchase any capital equipment or capital expenditure in excess of $5,000;

(m) declare any distribution or elect not pay any required distribution or interest when due and payable;

(n) secure and bind the Company for any type of insurance;

(o) select any banking institution or opening or closing of any banking accounts for the Company;

(p) commit or promise any compensation in the form of benefits, commissions, bonus or Capital Stock to an employee or outside Person;

(q) approve an Annual Strategic Plan;

(r) issue any Financial Projections to any outside entity;

(s) approve an Annual Expense Budget for the Company;

(t) deviate from an agreed upon Annual Expense Budget for the company by more than 25%;

(u) decide to participate in Trade Shows and the budget therefore;

(v) change the corporate office location or phone services or personal phone services paid for by the Company;

(w) ratify or change any benefit plan for directors, officers and employees;

(x) hire and compensation packages of any relative of the director or officer of the Company, with relatives being defined as spouses, siblings, children, or spouses of siblings or children;

(y) significantly altering the nature, character, or scope of the Company's business; or

(z) enter into any agreement or otherwise obligate the Company or any subsidiary thereof to do any of the foregoing.

12.2 Information Rights. At any time during which DEJ FLP own any shares of Capital Stock of the Company, upon the written request of DEJ FLP, the Company shall deliver to DEJ FLP the following:

(a) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b) as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "Budget"), prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as DEJ FLP may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 12.2 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

12.3 Value of Non-Cash Consideration. The value of any property, rights or securities (including, without limitation, shares of Common Stock) other than cash paid or distributed to the holders of Preferred Stock, if any, upon any merger, consolidation, sale, transfer, exclusive license, other disposition, redemption or other transaction shall be the fair market value of such property, rights or securities as determined in good faith by the Board of the Company, subject to the agreement of the DEJ FLP Director.

12.4 Voting Provisions Regarding Board of Directors.

(a) Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at two directors.

(b) Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, that one person designated by DEJ FLP, which individual shall initially be Dan Johnson (the "DEJ FLP Director"), for so long as DEJ FLP and its affiliates continue to own beneficially at least 10% of the issued and outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of Preferred Stock, if any), which number is subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like, to be elected to the Board. To the extent that the foregoing clause shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company's Certificate.

(c) Failure to Designate a Board Member. In the absence of any designation from DEJ FLP, the director previously designated by DEJ FLP and then serving shall be reelected if still eligible to serve as provided herein.

(d) Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(i) no director elected pursuant to Section12.4(b) may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person entitled under Section12.4(b) to designate that director;

(ii) any vacancies created by the resignation, removal or death of a director elected pursuant to Section12.4(b) shall be filled pursuant to the provisions of this Section 12; and

(iii) upon the request of any party entitled to designate a director as provided in Section12.4(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

(e) No Liability for Election of Recommended Directors. No Stockholder, nor any affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

ARTICLE 13
TERMINATION

13.1 Termination Events. This Agreement shall terminate upon the first to occur of any of the following events:

(a) The sale or assignment of all or substantially all of the operating assets of the Company (other than by reason of a reorganization, merger or consolidation), which sale or assignment has the effect of causing the Company to suspend the carrying on of its actual business;

(b) The liquidation or dissolution of the Company;

(c) The effective date of a voluntary agreement to terminate this Agreement executed by all parties who are then bound by the terms hereof;

(d) The acquisition of the Company by another entity, whether by merger, consolidation, acquisition of substantially all of the assets of the Company or of a majority of its voting stock, provided that the acquiring entity is registered either under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, or of any successor law; or

(e) Immediately prior to the consummation of the Initial Public Offering.

*13.2 **Effect on Obligations***. Termination of this Agreement pursuant to this Article 11 shall terminate all obligations of the parties hereunder, and, upon such time, this Agreement shall become null and void without any further force or effect.

*13.3 **Removal of Legend***. Upon termination of this Agreement, each Stockholder shall surrender to the Company the certificate or certificates for, its, his or her shares of Common Stock and the Company shall issue in lieu thereof a new certificate for an equal number of shares of Common Stock without the legend described in Section 2.4, above.

ARTICLE 14
NOTICES

All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by certified mail, return-receipt requested, postage prepaid or by facsimile transmission as follows:

(i) If to the Company, addressed to:

PlantSnap Inc.
P.O. Box 3740
Telluride, CO 81435
Attn: Chief Executive Officer

With a copy to:

Pivotal Law Firm, Inc.
25 Mauchly, Suite 319
Irvine, CA 92618
Attn: Adam Miller, Esq.
Facsimile: (949) 287-8164

(ii) If to the Stockholders, to the last known address of each Stockholder according to the Company's records and to the facsimile number to be supplied or as previously provided.

Any party may from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party. If any notice or other document is sent by certified or registered mail, return receipt requested, postage prepaid, properly addressed as aforementioned, the same shall be deemed served or delivered 72 hours after mailing thereof. If any notice is transmitted by facsimile machine to a party, it will be deemed to have been delivered on the date the facsimile thereof is actually received, provided that an original or photocopy of the document sent is also mailed, postage prepaid, to the address then applicable to such party within 24 hours after such transmission.

ARTICLE 15
MISCELLANEOUS PROVISIONS

15.1 Further Actions. Each party, at the cost and expense of the requesting party, shall execute and deliver such instruments and take such other actions as the other party or parties, as the case may be, may reasonably request in order to carry out the intent of this Agreement or to better evidence or effectuate the transactions contemplated herein.

15.2 Interpretation. Whenever the context requires, the use of the singular or plural form shall include the other form and the use of the masculine, feminine or neuter gender shall include the other genders. Each party has participated in the drafting of this Agreement. Accordingly, no party shall have any provision of this Agreement strictly construed against it by reason of such party having drafted the in provision in question. The captions of the Sections and Subsections of this Agreement are for convenience only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

15.3 Severability. Any provision of this Agreement which is illegal, invalid or unenforceable shall be ineffective to the extent of such illegality, invalidity or unenforceability, without affecting in any way the remaining provisions hereof. In such event, this Agreement will be construed as if such unlawful or unenforceable provisions had never been contained in this Agreement, but effect shall be given to the intent manifested by the portion held unlawful or unenforceable so as to preserve the economic arrangement agreed to by the parties.

15.4 Additional Parties. Additional Stockholders of the Company shall automatically become a party to this Agreement, as may be amended from time to time in accordance with the provisions hereof, without the need to obtain any agreement or consent from any of the then existing Stockholders, by executing and delivering to the Company an addendum to this Agreement and, if applicable, a consent of spouse, evidencing such additional Stockholders' and his or her spouse's agreement to be bound hereby. Upon such execution and delivery of such addendum to this Agreement, such additional Stockholder shall be deemed to be a "Stockholder" for all purposes hereunder. The Company shall provide written notice to the Stockholders upon any additional Stockholder becoming a party to this Agreement.

15.5 Assignment. Except as specifically provided otherwise in this Agreement, neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of law or otherwise), in whole or in part, by the Company or any of the Stockholders without the prior written consent of each of the other parties hereto. Any attempt at such an assignment without such consent shall be void.

15.6 Successors and Assigns. Each of the terms, provisions and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

15.7 Termination of Stockholders' Agreement; Entire Agreement. The parties hereto acknowledge and agree that the Stockholders' Agreement dated as of April 5, 2017, by and among PlantSnap, Inc., a Nevada corporation and the Major Stockholders (as defined therein), is hereby cancelled and terminated in its entirety. This Agreement constitutes the entire agreement and understanding between the parties with regard to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, including, without limitation, the Stockholders' Agreement. An original copy of this Agreement duly executed by each of the Company and the Stockholders shall be delivered to the Secretary and shall be maintained by him or her at the principal executive office of the Company and made available for inspection by any Person with the right to so inspect.

15.8 Amendments. Except as otherwise permitted in Section 15.4, above, this Agreement may be amended, supplemented and/or modified only through an express written instrument signed by (1) the Company and (2) the holders of at least 60% of the issued and outstanding shares of the Common Stock (determined on an as-converted basis of all Convertible Securities). Notwithstanding the foregoing, an amendment negatively affecting any Stockholder shall not be effected without such Stockholder's prior written consent, unless otherwise expressly permitted herein.

15.9 Waivers. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

15.10 Dispute Resolution. Any claims or controversies in any way arising out of, relating to or associated with the Agreement (a "Dispute") shall be resolved as follows:

(a) The parties will first attempt in good faith to promptly resolve the Dispute by negotiations between senior executives of such parties who have the actual authority to settle the Dispute. The disputing party shall give the other party written notice of the Dispute. Within 20 days after receipt of such notice, the receiving party shall submit to the other a written response. The notice and response shall include (i) a statement of each party's position and a summary of the evidence and arguments supporting its position, and (ii) the name and title of the executive who will represent that party. The executives shall meet at a mutually acceptable time and place within 30 days of the date of the disputing party's notice and thereafter as often as they reasonably deem necessary to exchange relevant information and to attempt to resolve the Dispute.

(b) If the Dispute has not been resolved by the disputing parties within 60 days after the disputing party's notice, or if the party receiving such notice will not agree to meet with the disputing party within 30 days after its receipt of such notice, either party may initiate mediation of the Dispute, which mediation shall be conducted at the offices, and pursuant to the rules and policies, of JAMS in Orange County, California.

(c) If the Dispute has not been resolved pursuant to the mediation procedure referred to above, within 90 days of the initiation of such procedure, or if either party will not participate in a mediation, then the aggrieved party may file an appropriate action in any state or federal court located within Orange County, California. Each of the parties consents to the jurisdiction of any state or federal court located within Orange County, California. Each of the parties hereby waives any objection to venue of any action instituted hereunder and consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court.

15.11 Governing Law. This Agreement is deemed to have been made in the State of Delaware, and its interpretation, its construction and the remedies for its enforcement or breach are to be applied pursuant to, and in accordance with, the internal laws of the State of Delaware.

15.12 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.13 Legal Representation. EACH OF THE STOCKHOLDERS ACKNOWLEDGES THAT THE LAW FIRM OF PIVOTAL LAW FIRM, INC. REPRESENTS ONLY THE COMPANY AND NOT ANY OF THE STOCKHOLDERS IN CONNECTION WITH THIS AGREEMENT. EACH STOCKHOLDER HAS BEEN, AND IS HEREBY, ADVISED TO SEEK INDEPENDENT LEGAL COUNSEL BEFORE SIGNING THIS AGREEMENT.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the undersigned entities have caused this Agreement to be executed by their duly authorized agent, and each of the undersigned individuals have executed this Agreement, as of the date first above stated.

THE "COMPANY":

PLANTSNAP INC.

By: Eric Ralls
Name: Eric Ralls
Title: Chief Executive Officer

THE "MAJOR STOCKHOLDERS":

Eric Ralls
ERIC RALLS

DEJ FAMILY LIMITED PARTNERSHIP

By: Daniel E. Johnson
Name: DANIEL E. JOHNSON
Title: GENERAL PARTNER

THE OTHER "STOCKHOLDERS":

POLYCOMP TRUST CO CFBO WENDELL R. WEIDNER ROTH IRA

By: ______________________________
Linda Her, IRA Asset Administrator

____
ANTONIO CASTELLVI

____
CHRISTINE CASTELLVI

____
KALYAN KUMAR THOTA

IN WITNESS WHEREOF, each of the undersigned entities have caused this Agreement to be executed by their duly authorized agent, and each of the undersigned individuals have executed this Agreement, as of the date first above stated.

THE "COMPANY":

PLANTSNAP INC.

By: ______________________________
Name: Eric Ralls
Title: Chief Executive Officer

READ & APPROVED
Wendell Ray Weidner (Oct 16, 2017)
WENDELL WEIDNER

THE "MAJOR STOCKHOLDERS":

____
ERIC RALLS

DEJ FAMILY LIMITED PARTNERSHIP

By: ______________________________
Name: ______________________________
Title: ______________________________

THE OTHER "STOCKHOLDERS":

POLYCOMP TRUST CO CFBO WENDELL R. WEIDNER ROTH IRA

By: ______________________________
Linda Her, IRA Asset Administrator

____
ANTONIO CASTELLVI

____
CHRISTINE CASTELLVI

____
KALYAN KUMAR THOTA

IN WITNESS WHEREOF, each of the undersigned entities have caused this Agreement to be executed by their duly authorized agent, and each of the undersigned individuals have executed this Agreement, as of the date first above stated.

THE "COMPANY":

PLANTSNAP INC.

By: ______________________________
Name: Eric Ralls
Title: Chief Executive Officer

THE "MAJOR STOCKHOLDERS":

____
ERIC RALLS

DEJ FAMILY LIMITED PARTNERSHIP

By: ______________________________
Name: ______________________________
Title: ______________________________

THE OTHER "STOCKHOLDERS":

POLYCOMP TRUST CO CFBO WENDELL R. WEIDNER ROTH IRA

By: ______________________________
Linda Her, IRA Asset Administrator

____
ANTONIO CASTELLVI

____
CHRISTINE CASTELLVI

____
KALYAN KUMAR THOTA

IN WITNESS WHEREOF, each of the undersigned entities have caused this Agreement to be executed by their duly authorized agent, and each of the undersigned individuals have executed this Agreement, as of the date first above stated.

THE "COMPANY":

PLANTSNAP INC.

By: ______________________________
Name: Eric Ralls
Title: Chief Executive Officer

THE "MAJOR STOCKHOLDERS":

____
ERIC RALLS

DEJ FAMILY LIMITED PARTNERSHIP

By: ______________________________
Name: ______________________________
Title: ______________________________

THE OTHER "STOCKHOLDERS":

POLYCOMP TRUST CO CFBO WENDELL R. WEIDNER ROTH IRA

By: ______________________________
Linda Her, IRA Asset Administrator

____
ANTONIO CASTELLVI

____
CHRISTINE CASTELLVI

______________________________ (10/17/2017)
KALYAN KUMAR THOTA

CONSENT OF SPOUSE

I acknowledge that I have read the foregoing Stockholders' Agreement and that I know its contents. I am aware that by its provisions, my spouse agrees, among other things, to the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of PlantSnap Inc., a Delaware corporation (the "Company"), pursuant to the foregoing Stockholders' Agreement, including my community property interest therein (if any), which rights and restrictions may survive my spouse's death. I hereby consent to such rights and restrictions and approve of the provisions of the Stockholders' Agreement.

I further agree that in the event of a dissolution of the marriage between myself and my spouse, in connection with which I secure or am awarded shares of the common stock of the Company, or any interest therein through property settlement agreement or otherwise, such shares are subject to rights of repurchase and rights of first refusal, and even if such rights are not exercised, I shall receive and hold said shares subject to all the provisions and restrictions contained in the foregoing Stockholders' Agreement, including any option of a stockholder or the Company to purchase such shares or interest from me.

I also acknowledge that I have been advised to obtain independent counsel to represent my interests with respect to this Agreement but that I have declined to do so and I hereby expressly waive my right to such independent counsel.

Date: ____________________, 20___

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Signature of Spouse

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Print Name of Spouse

Name of Stockholder:________________________